OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JCM Partners, LLC
(Name of Issuer)
Class 1 Units
(Title of Class of Securities)
(CUSIP Number)
Gayle M. Ing
2151 Salvio Street
Suite 325
Concord, CA 94520
(925) 676-1966
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 1, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	2	of

1	NAMES OF REPORTING PERSONS: Computer Management Corp. Money Purchase Pension & Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
94-6685472

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		710,035*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		710,035*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

710,035*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

*	The 710,035 Class 1 Units have been put to the Company pursuant to the Put Rights provided by the Certificate of Designations for the Class 1 Units, and the Company is required to redeem the Class 1 Units by June 30, 2007. Until redeemed by the Company, the put Class 1 Units retain their voting rights.

CUSIP No.	Page	3	of

1	NAMES OF REPORTING PERSONS: Michael W. Vanni

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		710,035*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		710,035*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

710,035*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Consists of 710,035 Class 1 Units that Ms. Ing and Mr. Vanni hold as community property through and/or control through Mr. Vanni’s status as trustee of Computer Management Corp. Money Purchase Pension & Trust. Ms. Ing and Mr. Vanni are husband and wife. The 710,035 Class 1 Units have been put to the Company pursuant to the Put Rights provided by the Certificate of Designations for the Class 1 Units, and the Company is required to redeem the Class 1 Units by June 30, 2007. Until redeemed by the Company, the put Class 1 Units retain their voting rights.

CUSIP No.	Page	4	of

1	NAMES OF REPORTING PERSONS: Gayle M. Ing

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		710,035*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

710,035*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

710,035*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Consists of 710,035 Class 1 Units that Ms. Ing and Mr. Vanni hold as community property through and/or control through Mr. Vanni’s status as trustee of Computer Management Corp. Money Purchase Pension & Trust. Ms. Ing and Mr. Vanni are husband and wife. The 710,035 Class 1 Units have been put to the Company pursuant to the Put Rights provided by the Certificate of Designations for the Class 1 Units, and the Company is required to redeem the Class 1 Units by June 30, 2007. Until redeemed by the Company, the put Class 1 Units retain their voting rights.

     This Amendment No. 1 is being filed solely to file a corrected Exhibit 1 as filed with the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2006 by and on behalf of Computer Management Corp. Money Purchase Pension & Trust, Michael W. Vanni and Gayle M. Ing with respect to Class 1 Units of JCM Partners, LLC. Unless specifically amended or modified hereby, the disclosure set forth in the Schedule 13D filed on June 30, 2006 remains unchanged.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Letter of Transmittal to Put Class 1 Units of JCM Partners, LLC at $2.78 Per Class 1 Unit Pursuant to Exercise Notice dated July 20, 2005, dated September 28, 2005, executed by the Trust.

Exhibit 2	Second Amended and Restated Operating Agreement of JCM Partners, LLC, (as of June 21, 2005), incorporated by reference to Exhibit number 3.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2005.

Exhibit 3	Amended and Restated Certificate of Designations of Class 1 Units, dated June 22, 2004, Incorporated by reference to Exhibit number 3.15 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2004.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

COMPUTER MANAGEMENT CORP. MONEY PURCHASE PENSION & TRUST

Date: July 10, 2006
/s/ Michael W. Vanni
Name: Michael W. Vanni
Title: Sole Trustee

MICHAEL W. VANNI

Date: July 10, 2006	/s/ Michael W. Vanni
Name: Michael W. Vanni

GAYLE M. ING

Date: July 10, 2006	/s/ Gayle M. Ing
Name: Gayle M. Ing
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)